SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.2)*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.1   (the “Issuer”)

(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)

(Title of Class of Securities)

4005102 2

(CUSIP Number)

Empresas ICA, S.A.B. de C.V.

Mineria 145

Edificio Central

11800 Mexico City

Mexico

(5255) 5272-9991 x3664

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 17)

_________________________

[1]	Translation of Issuer’s Name: Central North Airport Group.
[2]	No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Shares.

CUSIP No. Not Applicable	13D	Page 2 of 17

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Empresas ICA, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER 159,352,200 Series B Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 36,200,000 Series B Shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 159,352,200 Series B Shares
WITH	10	SHARED DISPOSITIVE POWER 36,200,000 Series B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,552,200 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.52% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 3 of 17

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Aeroinvest, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER 159,352,200 Series B Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 36,200,000 Series B Shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 159,352,200 Series B Shares
WITH	10	SHARED DISPOSITIVE POWER 36,200,000 Series B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,552,200 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.52% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 4 of 17

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Servicios de Tecnologia Aeroportuaria, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 36,200,000 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 36,200,000 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,200,000 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 5 of 17

This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2007 (the "Schedule 13D"), as subsequently amended, by Empresas ICA, S.A.B. de C.V. (“ICA”), Aeroinvest, S.A. de C.V. (“Aeroinvest”) and Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) (each a “Reporting Person” and together the “Reporting Persons”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the Reporting Persons filed the Schedule 13D/A with the Securities and Exchange Commission on December 17, 2007, the Reporting Persons have purchased an aggregate of 2,901,200 additional Series B Shares at an aggregate purchase price of Ps.70,854,631. Aeroinvest accounted for all of such purchases by the Reporting Persons. The Reporting Persons used working capital to purchase the Series B Shares.

Item 4.	Purpose of Transaction.

On November 29, 2006, a Mexican trust established by Nacional Financiera, S.N.C. (“NAFIN”), acting pursuant to the instructions of the Mexican Ministry of Communications and Transportation, sold 48.02% of the Issuer’s outstanding capital stock through a global public offering of Series B Shares in the form of American Depositary Shares (“ADSs”) and Series B Shares concurrently in the United States and Mexico (the “IPO”). At the time of the IPO, Aeroinvest directly beneficially owned 141,120,000 Series B Shares and SETA directly beneficially owned 58,800,000 Series BB Shares. The Reporting Persons reported their beneficial ownership of the Issuer’s B Shares on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007. Since the IPO, the Reporting Persons have directly acquired 15,200,700 Series B Shares as described in Item 3 above.

Aeroinvest, a wholly owned subsidiary of ICA, directly beneficially owns Series B Shares representing 43.61% of the outstanding capital stock of the Issuer and ordinary shares representing 74.5% of the capital stock of SETA, and as such Aeroinvest may be deemed to control the Issuer. ICA, through its ownership of all of the voting capital stock of Aeroinvest, may be deemed to control the Issuer through Aeroinvest.

Pursuant to the Issuer’s bylaws, SETA (as holder of the Issuer’s Series BB shares) has the right to present to the board of directors the name or names of the candidates for appointment as the Issuer’s chief executive officer, to appoint and remove half of the Issuer’s executive officers, which currently include its chief financial officer, chief operating officer and commercial director, to elect three members of the Issuer’s board of directors and to propose the appointment of at least one member of each of the Issuer’s committees. SETA (as holder of the Issuer’s Series BB shares) also has the right pursuant to the Issuer’s bylaws to veto certain actions requiring approval of the Issuer’s stockholders (including the payment of dividends, the amendment of the Issuer’s bylaws and the amendment of its right to appoint certain members of its senior management). Additionally, most matters voted on by the Issuer’s board of directors

CUSIP No. Not Applicable	13D	Page 6 of 17

require the affirmative vote of the directors appointed by the holder of the Issuer’s Series BB shares. In the event of the termination of the technical assistance agreement between SETA and the Issuer, (the “Technical Assistance Agreement”), the Series BB shares would be converted into Series B Shares, resulting in the termination of all of SETA’s special rights. If at any time before June 14, 2015 SETA were to hold less than 7.65% of the Issuer’s capital stock in the form of Series BB shares, it would lose its veto rights (but its other special rights would be unaffected). If at any time after June 14, 2015 SETA were to hold less than 7.65% of the Issuer’s capital stock in the form of Series BB shares, such shares must be converted into Series B Shares, which would cause SETA to lose all of its special rights. As long as SETA retains at least 7.65% of the Issuer’s capital stock in the form of Series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place. In addition, shareholders of SETA have allocated among themselves certain veto rights relating to the exercise by SETA of its veto and other rights.

Under the terms of the Participation Agreement among the Issuer, the Mexican Ministry of Communications and Transportation, NAFIN, various concession companies, SETA, Constructoras ICA, S.A. de C.V. and Aeroports de Paris and Vinci, S.A. (the “Participation Agreement”) and the trust with Bancomext in which SETA has placed its shares (the “Bancomext Trust”), (i) SETA’s key partners, currently ADPM and Aeroinvest, are required jointly to maintain at least 51% ownership of SETA until June 14, 2015, (ii) Aeroinvest must maintain at least a 25.5% ownership interest in SETA until such date and (iii) ADPM must maintain at least a 10% ownership interest in SETA until such date. To the extent that a key partner acquires shares of SETA in excess of its above-referred interest, such additional interest may be sold without restriction. If SETA or any of its stockholders defaults on any obligation contained in the trust agreement, or if SETA defaults on any obligation contained in the Participation Agreement or the Technical Assistance Agreement, after specified notice and cure provisions, the Bancomext Trust provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to the Issuer as liquidated damages.

Pursuant to a consortium agreement entered into among ADPM, Aeroinvest, and VASA S.A. (a corporation organized under the laws of France) on May 16, 2000 as amended and restated (the “Consortium Agreement”), the shareholders of SETA agreed that ADPM shall have the right to appoint one member of the Issuer’s board of directors and that Aeroinvest shall have the right to appoint up to three members of the Issuer’s board of directors, the third of whom must satisfy the independence criteria of the Sarbanes-Oxley Act of 2002. The right to appoint certain of the Issuer’s officers under the Consortium Agreement is allocated as follows: Aeroinvest shall appoint the Issuer’s chief executive officer, chief financial officer, human resources director (subject to the approval of ADPM) and general counsel; ADPM shall appoint the Issuer’s chief operating officer, the Issuer’s commercial director and the Issuer’s chief safety and quality control officer (subject to the approval of Aeroinvest).

Aeroinvest and ADPM have also agreed that:

•	Aeroinvest will select two members of the Issuer’s Audit Committee, one of whom must satisfy the independence criteria of the Sarbanes-Oxley Act of 2002; and

•	Aeroinvest and ADPM will jointly select at least one member of the Issuer’s Corporate Practices Committee.

CUSIP No. Not Applicable	13D	Page 7 of 17

The Consortium Agreement requires the unanimous vote of Aeroinvest and ADPM to approve: (i) the pledging or creation of a security interest in any of the Issuer’s shares held by SETA and the shares issued by SETA; (ii) any amendments to SETA’s bylaws or the SETA shareholders’ agreement; (iii) the Issuer’s merger, split, dissolution or liquidation; (iv) the amendment or termination of the Issuer’s bylaws, the Participation Agreement, the Technical Assistance Agreement, the technology transfer agreement or related ancillary agreements; (v) changes in the Issuer’s capital structure; (vi) the conversion of the Issuer’s Series BB shares into Series B Shares of the Issuer; and (vii) any sale or transfer of shares of SETA.

Under the Consortium Agreement, transfers by either of Aeroinvest or ADPM of its shares in SETA to an unaffiliated third party are subject to limited rights of first refusal in favor of the non-transferring shareholder, and such transfers by Aeroinvest are subject, under certain conditions, to tag-along rights in favor of ADPM. In addition, the Consortium Agreement includes put and call options in respect of shares of SETA held by Aeroinvest, whereby, from June 14, 2009 through the later of June 14, 2015 and the date that is six months following the termination of the Technical Assistance Agreement, under certain conditions, ADPM may require Aeroinvest to purchase all or a portion of shares of SETA held by ADPM, and in the event of the parties’ inability to resolve definitely a matter to be decided by the board of directors or shareholders of SETA, Aeroinvest may require ADPM to sell to Aeroinvest all or a portion of shares of SETA held by ADPM.

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional Series B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Series B Shares owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by ICA.

CUSIP No. Not Applicable	13D	Page 8 of 17

Item 5.	Interest in Securities of the Issuer.

(a)                   The Reporting Persons have the following direct beneficial ownership interests in Series B Shares:

	Series B Shares Owned Directly(1)
	Number	% of Class
ICA(2)	0	0%
Aeroinvest(3)	159,352,200	43.61%
SETA(4)	36,200,000	9.91%

(1) All percentages are based on 365,375,500 Series B Shares outstanding as of August 25, 2008, which is comprised of 337,175,500 Series B Shares outstanding at that date plus 28,200,000 Series BB shares that SETA owns and is entitled to convert into Series B Shares.

(2) Aeroinvest is a wholly-owned subsidiary of ICA and thus ICA may be deemed to indirectly beneficially own all Series B Shares directly beneficially owned by Aeroinvest.

(3) Aeroinvest directly beneficially owns 74.5% of SETA’s capital stock and thus may be deemed to indirectly beneficially own all of the Series B Shares and Series BB shares directly beneficially owned by SETA.

(4) Includes 28,200,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares.

(b)                    ICA has sole voting and dispositive power with respect to 159,352,200 Series B Shares, and shared voting and dispositive power with respect to 36,200,000 Series B Shares.

Aeroinvest has sole voting and dispositive power with respect to 159,352,200 Series B Shares and shared voting and dispositive power with respect to 36,200,000 Series B Shares.

SETA, through its ownership of Series BB shares, is deemed to have shared voting and dispositive power with respect to 36,200,000 Series B Shares. Series BB shares directly beneficially owned by SETA are considered shared as to voting and dispositive power because SETA is 74.5% owned by Aeroinvest and 25.5% owned by ADPM.

On June 22, 2007, in connection with the refinancing described in Item 6 below, Aeroinvest, ADPM (which owns 25.5% of SETA), SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote the Series B Shares it owns directly in the same way SETA votes its Series B Shares at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement. An English translation of this agreement is filed as an exhibit hereto.

(c)                    All transactions in Series B Shares effected by the Reporting Persons during the past 60 days are listed in Schedule I hereto.

CUSIP No. Not Applicable	13D	Page 9 of 17

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among ICA, Aeroinvest and SETA (incorporated by reference to the Schedule 13D (File No. 005-82627) filed November 1, 2007)

Exhibit 2

Voting Agreement among Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banca Multiple, J.P. Morgan Grupo Financiero, Division Fuduciaria, English translation (incorporated by reference to the Issuer’s annual report on Form 20-F (File No. 001-33168) filed on July 2, 2007)

Exhibit 3

Participation Agreement among the Issuer, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V. (collectively, the “Concession Companies”), SETA, Constructoras ICA, S.A. de C.V., Aeroports de Paris and Vinci, S.A., with the appearance of Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 4

Amendment to Participation Agreement among the Issuer, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA, Constructoras ICA, S.A. de C.V. and Aeroports de Paris, with the appearance of Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 5

Agreement entered into among NAFIN, Aeroinvest, SETA and the Mexican Federal Government through the Ministry of Communications and Transportation with respect to certain provisions of the Participation Agreement, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 6	Trust Agreement among the Issuer, Operadora Mexicana de Aeropuertos, S.A. de C.V. (now Servicios de Tecnologia Aeroportuaria, S.A. de C.V.), or SETA, and

CUSIP No. Not Applicable	13D	Page 10 of 17

Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria, or Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 7

Amendment to the Trust Agreement among the Issuer, SETA, and Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

CUSIP No. Not Applicable	13D	Page 11 of 17

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2008

EMPRESAS ICA, S.A.B. DE C.V.	By: /s/ Luis Carlos Romandía García Luis Carlos Romandía García General Counsel

CUSIP No. Not Applicable	13D	Page 12 of 17

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2008

AEROINVEST, S.A. DE C.V.	By: /s/ Bernardo Casas Godoy Bernardo Casas Godoy ATTORNEY IN FACT

CUSIP No. Not Applicable	13D	Page 13 of 17

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2008

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.	By: /s/ Ruben Gerardo Lopez Barrera Ruben Gerardo Lopez Barrera Legal Representative

By: /s/ Nicolas Etennie Marcel Claude Nicolas Etennie Marcel Claude Legal Representative

CUSIP No. Not Applicable	13D	Page 14 of 17

SCHEDULE I

In the past 60 days, the Reporting Persons effected the following transactions in Series B Shares on the Mexican Stock Exchange.

Reporting Person	Type of Transaction	Trade Date	Number of Shares	Price Per Share (Ps.)
Aeroinvest	Purchase	27/06/08	5000	21.80
Aeroinvest	Purchase	27/06/08	5000	21.75
Aeroinvest	Purchase	27/06/08	2500	21.78
Aeroinvest	Purchase	27/06/08	300	21.65
Aeroinvest	Purchase	27/06/08	800	21.65
Aeroinvest	Purchase	27/06/08	800	21.65
Aeroinvest	Purchase	27/06/08	100	21.65
Aeroinvest	Purchase	27/06/08	3000	21.65
Aeroinvest	Purchase	27/06/08	2500	21.60
Aeroinvest	Purchase	27/06/08	2500	21.58
Aeroinvest	Purchase	27/06/08	1800	21.54
Aeroinvest	Purchase	27/06/08	700	21.55
Aeroinvest	Purchase	27/06/08	200	21.47
Aeroinvest	Purchase	27/06/08	200	21.47
Aeroinvest	Purchase	27/06/08	4600	21.47
Aeroinvest	Purchase	27/06/08	700	21.43
Aeroinvest	Purchase	27/06/08	100	21.43
Aeroinvest	Purchase	27/06/08	100	21.43
Aeroinvest	Purchase	27/06/08	100	21.43
Aeroinvest	Purchase	27/06/08	2900	21.43
Aeroinvest	Purchase	27/06/08	100	21.43
Aeroinvest	Purchase	27/06/08	100	21.43
Aeroinvest	Purchase	27/06/08	900	21.43
Aeroinvest	Purchase	27/06/08	5000	21.58
Aeroinvest	Purchase	27/06/08	3900	21.60
Aeroinvest	Purchase	27/06/08	1100	21.60
Aeroinvest	Purchase	27/06/08	5000	21.56
Aeroinvest	Purchase	27/06/08	3800	21.60
Aeroinvest	Purchase	27/06/08	700	21.60
Aeroinvest	Purchase	27/06/08	500	21.60
Aeroinvest	Purchase	27/06/08	5000	21.59
Aeroinvest	Purchase	27/06/08	5000	21.55
Aeroinvest	Purchase	27/06/08	800	21.57
Aeroinvest	Purchase	27/06/08	800	21.57
Aeroinvest	Purchase	27/06/08	800	21.57
Aeroinvest	Purchase	27/06/08	2600	21.57
Aeroinvest	Purchase	27/06/08	800	21.58
Aeroinvest	Purchase	27/06/08	800	21.58
Aeroinvest	Purchase	27/06/08	800	21.58
Aeroinvest	Purchase	27/06/08	800	21.58
Aeroinvest	Purchase	27/06/08	800	21.58
Aeroinvest	Purchase	27/06/08	1000	21.58
Aeroinvest	Purchase	27/06/08	5000	21.47
Aeroinvest	Purchase	27/06/08	5000	21.49
Aeroinvest	Purchase	27/06/08	5000	21.55
Aeroinvest	Purchase	27/06/08	5000	21.54
Aeroinvest	Purchase	27/06/08	5000	21.54
Aeroinvest	Purchase	30/06/08	800	21.39
Aeroinvest	Purchase	30/06/08	800	21.39
Aeroinvest	Purchase	30/06/08	3400	21.39
Aeroinvest	Purchase	30/06/08	5000	21.41
Aeroinvest	Purchase	30/06/08	2000	21.27
Aeroinvest	Purchase	30/06/08	3000	21.21
Aeroinvest	Purchase	30/06/08	3000	21.27
Aeroinvest	Purchase	30/06/08	5000	21.40
Aeroinvest	Purchase	30/06/08	5000	21.35
Aeroinvest	Purchase	30/06/08	100	21.44
Aeroinvest	Purchase	30/06/08	19900	21.47

CUSIP No. Not Applicable	13D	Page 15 of 17

Aeroinvest	Purchase	30/06/08	22000	21.51
Aeroinvest	Purchase	30/06/08	2400	21.52
Aeroinvest	Purchase	30/06/08	200	21.52
Aeroinvest	Purchase	30/06/08	8000	21.52
Aeroinvest	Purchase	30/06/08	19400	21.52
Aeroinvest	Purchase	01/07/08	5000	20.90
Aeroinvest	Purchase	01/07/08	200	20.90
Aeroinvest	Purchase	01/07/08	5000	21.00
Aeroinvest	Purchase	01/07/08	200	21.05
Aeroinvest	Purchase	01/07/08	100	21.05
Aeroinvest	Purchase	01/07/08	200	21.05
Aeroinvest	Purchase	01/07/08	200	21.05
Aeroinvest	Purchase	01/07/08	200	21.05
Aeroinvest	Purchase	01/07/08	200	21.05
Aeroinvest	Purchase	01/07/08	200	21.05
Aeroinvest	Purchase	01/07/08	200	21.05
Aeroinvest	Purchase	01/07/08	200	21.05
Aeroinvest	Purchase	01/07/08	200	21.05
Aeroinvest	Purchase	01/07/08	200	21.05
Aeroinvest	Purchase	01/07/08	2900	21.05
Aeroinvest	Purchase	01/07/08	5000	21.10
Aeroinvest	Purchase	01/07/08	200	21.00
Aeroinvest	Purchase	01/07/08	200	21.00
Aeroinvest	Purchase	01/07/08	200	21.00
Aeroinvest	Purchase	01/07/08	200	21.00
Aeroinvest	Purchase	01/07/08	200	21.00
Aeroinvest	Purchase	01/07/08	200	21.00
Aeroinvest	Purchase	01/07/08	200	21.01
Aeroinvest	Purchase	01/07/08	200	21.01
Aeroinvest	Purchase	01/07/08	200	21.01
Aeroinvest	Purchase	01/07/08	200	21.01
Aeroinvest	Purchase	01/07/08	200	21.01
Aeroinvest	Purchase	01/07/08	200	21.01
Aeroinvest	Purchase	01/07/08	100	21.01
Aeroinvest	Purchase	01/07/08	2400	21.17
Aeroinvest	Purchase	01/07/08	4000	21.17
Aeroinvest	Purchase	01/07/08	23600	21.17
Aeroinvest	Purchase	01/07/08	800	21.12
Aeroinvest	Purchase	01/07/08	16000	21.18
Aeroinvest	Purchase	01/07/08	700	21.18
Aeroinvest	Purchase	01/07/08	3000	21.18
Aeroinvest	Purchase	2/07/08	4000	21.37
Aeroinvest	Purchase	2/07/08	400	21.22
Aeroinvest	Purchase	2/07/08	200	21.22
Aeroinvest	Purchase	2/07/08	3200	21.22
Aeroinvest	Purchase	2/07/08	800	21.22
Aeroinvest	Purchase	2/07/08	400	21.22
Aeroinvest	Purchase	2/07/08	200	21.15
Aeroinvest	Purchase	2/07/08	100	21.15
Aeroinvest	Purchase	2/07/08	4700	21.15
Aeroinvest	Purchase	2/07/08	1000	21.20
Aeroinvest	Purchase	2/07/08	800	21.20
Aeroinvest	Purchase	2/07/08	18200	21.20
Aeroinvest	Purchase	2/07/08	10000	21.55
Aeroinvest	Purchase	2/07/08	200	21.60
Aeroinvest	Purchase	2/07/08	200	21.60
Aeroinvest	Purchase	2/07/08	4600	21.60
Aeroinvest	Purchase	2/07/08	800	21.60
Aeroinvest	Purchase	2/07/08	100	21.60
Aeroinvest	Purchase	2/07/08	100	21.60
Aeroinvest	Purchase	2/07/08	400	21.48
Aeroinvest	Purchase	2/07/08	4600	21.48
Aeroinvest	Purchase	2/07/08	40000	21.48

CUSIP No. Not Applicable	13D	Page 16 of 17

Aeroinvest	Purchase	2/07/08	400	21.47
Aeroinvest	Purchase	2/07/08	3000	21.47
Aeroinvest	Purchase	2/07/08	3000	21.52
Aeroinvest	Purchase	2/07/08	400	21.52
Aeroinvest	Purchase	2/07/08	200	21.52
Aeroinvest	Purchase	2/07/08	200	21.52
Aeroinvest	Purchase	2/07/08	1200	21.52
Aeroinvest	Purchase	25/07/08	20,200	22.00
Aeroinvest	Purchase	25/07/08	3,400	22.00
Aeroinvest	Purchase	25/07/08	1,400	22.00
Aeroinvest	Purchase	25/07/08	3,400	22.00
Aeroinvest	Purchase	25/07/08	11,600	22.00
Aeroinvest	Purchase	25/07/08	3,400	22.00
Aeroinvest	Purchase	25/07/08	6,600	22.00
Aeroinvest	Purchase	25/07/08	2,000	22.05
Aeroinvest	Purchase	25/07/08	3,300	22.05
Aeroinvest	Purchase	25/07/08	33,900	22.15
Aeroinvest	Purchase	25/07/08	800	22.15
Aeroinvest	Purchase	25/07/08	1,200	22.15
Aeroinvest	Purchase	25/07/08	700	22.15
Aeroinvest	Purchase	07/08/08	100	21.11
Aeroinvest	Purchase	07/08/08	100	21.11
Aeroinvest	Purchase	07/08/08	100	21.11
Aeroinvest	Purchase	07/08/08	100	21.11
Aeroinvest	Purchase	07/08/08	10,000	21.11
Aeroinvest	Purchase	07/08/08	9,600	21.11
Aeroinvest	Purchase	07/08/08	60,000	21.15
Aeroinvest	Purchase	07/08/08	2,400	21.15
Aeroinvest	Purchase	18/08/08	20,000	20.12
Aeroinvest	Purchase	18/08/08	2,200	20.11
Aeroinvest	Purchase	18/08/08	17,800	20.11
Aeroinvest	Purchase	19/08/08	20,000	20.16
Aeroinvest	Purchase	19/08/08	10,000	20.15
Aeroinvest	Purchase	19/08/08	10,000	20.15
Aeroinvest	Purchase	19/08/08	4,700	20.25
Aeroinvest	Purchase	19/08/08	5,300	20.25
Aeroinvest	Purchase	20/08/08	10,000	20.64
Aeroinvest	Purchase	20/08/08	10,000	20.70
Aeroinvest	Purchase	20/08/08	400	20.60
Aeroinvest	Purchase	20/08/08	100	20.60
Aeroinvest	Purchase	20/08/08	200	20.60
Aeroinvest	Purchase	20/08/08	200	20.60
Aeroinvest	Purchase	20/08/08	100	20.60
Aeroinvest	Purchase	20/08/08	200	20.60
Aeroinvest	Purchase	20/08/08	100	20.60
Aeroinvest	Purchase	20/08/08	100	20.60
Aeroinvest	Purchase	20/08/08	200	20.60
Aeroinvest	Purchase	20/08/08	5,000	20.60
Aeroinvest	Purchase	20/08/08	200	20.60
Aeroinvest	Purchase	20/08/08	200	20.60
Aeroinvest	Purchase	20/08/08	200	20.60
Aeroinvest	Purchase	20/08/08	2,800	20.60
Aeroinvest	Purchase	20/08/08	20,000	20.64
Aeroinvest	Purchase	21/08/08	10,000	20.30
Aeroinvest	Purchase	21/08/08	1,600	20.34
Aeroinvest	Purchase	21/08/08	1,600	20.34
Aeroinvest	Purchase	21/08/08	3,200	20.34
Aeroinvest	Purchase	21/08/08	1,600	20.34
Aeroinvest	Purchase	21/08/08	1,600	20.34
Aeroinvest	Purchase	21/08/08	10,400	20.34
Aeroinvest	Purchase	21/08/08	2,000	20.34
Aeroinvest	Purchase	21/08/08	8,000	20.34
Aeroinvest	Purchase	21/08/08	10,000	20.33

CUSIP No. Not Applicable	13D	Page 17 of 17

Aeroinvest	Purchase	22/08/08	10,000	20.31
Aeroinvest	Purchase	22/08/08	1,500	20.15
Aeroinvest	Purchase	22/08/08	1,600	20.1
Aeroinvest	Purchase	22/08/08	1,000	20.15
Aeroinvest	Purchase	22/08/08	5,900	20.15
Aeroinvest	Purchase	22/08/08	1,600	20.18
Aeroinvest	Purchase	22/08/08	1,600	20.18
Aeroinvest	Purchase	22/08/08	6,800	20.18
Aeroinvest	Purchase	22/08/08	10,000	20.22
Aeroinvest	Purchase	22/08/08	10,000	20.59
Aeroinvest	Purchase	25/08/08	10,000	20.30
Aeroinvest	Purchase	25/08/08	2,700	20.28
Aeroinvest	Purchase	25/08/08	1,000	20.28
Aeroinvest	Purchase	25/08/08	1,000	20.28
Aeroinvest	Purchase	25/08/08	2,000	20.28
Aeroinvest	Purchase	25/08/08	300	20.28
Aeroinvest	Purchase	25/08/08	3,000	20.28
Aeroinvest	Purchase	25/08/08	8,000	20.26
Aeroinvest	Purchase	25/08/08	2,000	20.26
Aeroinvest	Purchase	25/08/08	10,000	20.28
Aeroinvest	Purchase	25/08/08	10,000	20.13
		TOTAL:	840,900